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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                           CHICAGO DOCK & CANAL TRUST
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    167339100
                                 (CUSIP Number)

                              Rodd M. Baxter, Esq.
                                 Cowen & Company
                                Financial Square
                            New York, New York 10005
                                 (212) 495-5618
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 April 10, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [X]

Check the following box if a fee is being paid with the statement [ ].



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                                  SCHEDULE 13D
Cusip No.  167339100
1.         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Cowen & Company
           13-5616116

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)

           (a)  [ ]
           (b)  [X]

3.         SEC USE ONLY

4.         SOURCE OF FUNDS (See Instructions)

                    PF, 00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

           []

6.         CITIZENSHIP OR PLACE OF ORGANIZATION

                New York

     NUMBER OF SHARES          7.     SOLE VOTING POWER          88,300
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH       8.     SHARED VOTING POWER       174,900

                               9.     SOLE DISPOSITIVE POWER     88,300

                               10.    SHARED DISPOSITIVE POWER  353,900


11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                                                        442,200

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES

        [ ]




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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 7.7%

14.     TYPE OF REPORTING PERSON (See Instructions)

                 BD, IA, PN




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                                  SCHEDULE 13D
Cusip No.  167339100
1.         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Cowen Incorporated

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

           (a)  []
           (b)  [X]

3.         SEC USE ONLY

4.         SOURCE OF FUNDS (See Instructions)

                    AF, 00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

           []

6.         CITIZENSHIP OR PLACE OF ORGANIZATION

                                                        New York

     NUMBER OF SHARES        7.     SOLE VOTING POWER                   88,300
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH     8.     SHARED VOTING POWER                174,900

                             9.     SOLE DISPOSITIVE POWER              88,300

                             10.    SHARED DISPOSITIVE POWER           353,900


11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                                                                       442,200

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

        [ ]




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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 7.7%

14.     TYPE OF REPORTING PERSON (See Instructions)

                 CO




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                                  SCHEDULE 13D
Cusip No.  167339100


1.         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Joseph M. Cohen

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
           Instructions)

           (a)  []
           (b)  [X]

3.         SEC USE ONLY

4.         SOURCE OF FUNDS (See Instructions)

                    AF, 00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

           []

6.         CITIZENSHIP OR PLACE OF ORGANIZATION

                                                        United States

     NUMBER OF SHARES          7.    SOLE VOTING POWER           88,300
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH       8.    SHARED VOTING POWER        174,900

                               9.    SOLE DISPOSITIVE POWER      88,300

                               10.   SHARED DISPOSITIVE POWER   353,900


11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                                                                442,200

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

        [ ]




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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 7.7%

14.     TYPE OF REPORTING PERSON (See Instructions)

                 IN






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         This statement  amends and supplements the information set forth in the
Schedule 13D filed by the Reporting Persons (as defined therein) with the Securities and Exchange Commission (the "Commission") on June 26, 1995 and constitutes Amendment No. 1 to the Schedule 13D. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate cost of the Shares beneficially owned by Cowen as set forth below in Item 5(c) was approximately $350,687.50. Of these Shares, 10,000 were acquired using $135,000 of funds in a Cowen investment account and 14,500 Shares were acquired using $215,687.50 of available funds held in Cowen's clients' investment management accounts for which Cowen serves as discretionary investment manager. Some of these investment management accounts are margin accounts maintained with Cowen which extends margin credit to its clients as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations and Cowen's credit policies. However, to the best knowledge of Cowen, none of its margin account clients incurred any borrowing in connection with the acquisition of the Shares.

Item 5.  Interest in Securities of the Issuer.

         Paragraphs (a)-(c) of Item 5 are revised and amended in their entirety as set forth below:

                   (a)-(b) As of the date hereof, the aggregate number and percentage of outstanding Shares beneficially owned by Cowen, Cowen Incorporated (in its capacity as the sole general partner of Cowen) and Mr. Cohen (in his capacity as the Voting Trustee), including the number of Shares as to which they have sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition or shared power to dispose or direct the disposition, is set forth as follows:

                    Aggregate number of shares beneficially owned:
                                                                     442,200
                    Number of shares with sole power to vote:
                                                                      88,300
                    Number of shares with shared power to vote:
                                                                     174,900
                    Number of shares with sole power to dispose:
                                                                      88,300


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                    Number of shares with shared power to dispose:
                                                                     353,900

         Cowen shares voting and dispositive power as to 174,900 and 353,900 Shares, respectively, with certain clients of Cowen Asset Management, a division of Cowen. In the regular course of its business, Cowen Asset Management manages securities held in the investment managements account of its clients. None of these clients individually own beneficially more than five percent of the outstanding Shares.

         As of August 19, 1996, the number of Shares outstanding, as reported by the Trust in its Quarterly Report on Form 10-Q, was 5,784,000. The number of Shares beneficially owned by the Reporting Persons represents 7.7% of the outstanding Shares.

         None of Messrs. Greenberger and Merritt has any beneficial ownership in any Shares.

          (c) Within the sixty (60) days prior to April 10, 1996, through August 21, 1996, Cowen effected on behalf of itself and its clients with market makers in the Shares the following purchases and sales of the Shares for its clients' investment management accounts:

           Purchase Date               Number of Shares              Per Share Price
           6/27/96                     14,500                         14 7/8
           3/1/96                       4,000                         13 1/2
           3/5/96                       6,000                         13 1/2
           Sale Date                   Number of Shares               Per Share Price
           3/8/96                      36,500                         13 7/8
           4/10/96                     35,000                         13 3/8
           4/11/96                      2,000                         13 7/8

         (d) Clients of Cowen having Shares held in their investment management accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sales of, the Shares. None of such clients have any interest relating to more than five percent of the Shares.

          (e)  Not applicable.



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         After  reasonable  inquiry and to the best  knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Agreement is true, complete and correct.

Date:  August 30, 1996



                                 COWEN & COMPANY

                                 By:      COWEN INCORPORATED
                                            Its General Partner

                                 By:   /s/ David Sarns
                                          Name:  David Sarns
                                          Title: Managing Director

                                 COWEN INCORPORATED

                                 By:   /s/ David Sarns
                                          Name:  David Sarns
                                          Title: Managing Director

                                  /s/ Joseph M. Cohen
                                  Joseph M. Cohen